17008349

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section

MAR - 1 2017

Washington DC 404

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-51033 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astoria Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 A Willis Ave
(No. and Street)

Mineola (City) NY (State) 11501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

| 218 Danbury Road | Wilton | CT | 06897 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



RMS

## OATH OR AFFIRMATION

I, John Sutton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

John R Sutton
Signature

President
Title

Emmanuel Anagnostou
Notary Public

EMMANUEL ANAGNOSTOU, NOTARY PUBLIC
STATE OF OHIO
COMMISSION EXPIRES APRIL 13, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Halpern & Associates, LLC**
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Astoria Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Astoria Capital Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Astoria Capital Markets, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC
Halpern & Associates LLC

Wilton, CT
February 22, 2017

# ASTORIA CAPITAL MARKETS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2016

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $193,499 |
| Accounts Receivables | 148,417 |
| Securities owned at market value | 20,131 |
| TOTAL ASSETS | $362,047 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses and other liabilities | | $ 14,689 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, par value $1.00 per share; authorized 2,000 shares; issued and outstanding 85 shares | $ 85 | |
| Additional paid-in-capital | 45,915 | |
| Retained earnings | 312,358 | |
| Treasury stock, at cost,15 shares | (11,000) | |
| TOTAL SHAREHOLDERS' EQUITY | | 347,358 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | $362,047 |

The accompanying notes are an integral part of this statement.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2016

## 1. ORGANIZATION AND NATURE OF BUSINESS

Astoria Capital Markets, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2016, all of the investments held by the Company are classified as Level 1 securities.

## 3. CASH AND CASH EQUIVALENTS

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $7,858 being held in money market funds.

## 4. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2013, 2014, 2015 and 2016. For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions.

## 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

## 6. RELATED PARTY TRANSACTIONS

The Company has entered an agreement with Sutton Consulting Group, Inc. ("SCG"), a related party, for the usage of SCG's Happy Trader Order Management System. For the year ended December 31, 2016, the financial statements include an expense of $1,092,000 relating to this arrangement. In addition, the Company reimburses SCG for its share of telephone usage and other sundry services. The Company also subleases its office space from the same related party, subject to the related party's master lease and pays $225 per month in rent to them.

## 7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $195,763 which exceeded the minimum requirement of $5,000 by $190,763. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

## 9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2016, the Company had not entered into any subordinated loan agreements

## 10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

# ASTORIA CAPITAL MARKETS, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2016

PUBLIC